MAIL STOP 3561

July 14, 2006

Mr. Carl Suter, President
Cygni Investments, Inc.
170 Newport Center Drive, Suite 220
Newport Beach, CA 92660

   Re: Cygni Investments, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Form 10-QSB for Fiscal Quarter Ended March 31, 2006
     File Number 000-31165

Dear Mr. Suter:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

          Sincerely,

          Terence O'Brien
          Branch Chief